July 21, 2010

Thomas R. Westle, Esq.
Blank Rome LLP
405 Lexington Avenue
New York, New York 10174

Re: RiverPark Funds Trust
        File Nos. 333-167778 and 811-22431

Dear Mr. Westle:

        We have reviewed the registration statement on Form N-1A for the River Park Funds Trust (the "Trust") filed with the Commission on June 25, 2010. The registration statement relates to the initial six series: the River Park Large Growth Fund, River Park/Wedgewood Fund, River Park Small Cap Growth Fund, River Park Short Term High Yield Fund, River Park/Gravity Partners Value Fund and River Park/Gravity Long-Biased Fund (each a "Fund"; collectively, the "Funds"). Based on our review of the filing, we have the following comments. The captions we use below correspond to the captions the Trust uses in the registration statement.

Prospectus

Front Cover

        Please provide the Funds' ticker symbols. Please delete the address, telephone number and website from this page.

Fees and Expenses of the Fund (all Funds)

        Please disclose in footnote 2 the duration of the fee waiver/expense reimbursement agreement and the circumstances under which the agreement may be terminated, and who may terminate the agreement. *See* Instruction 3 (e) to Item 3 of Form N-1A.

Portfolio Turnover (all Funds)

        Please delete the disclosure of the Funds' expected rates of portfolio turnover. If the expectation is of turnover greater than 100%, please disclose in the principal strategies section that the Fund will engage in active and frequent trading; include in principal risk disclosure the risks of high portfolio turnover.

Principal Investment Strategies of the Fund (all Funds)

        Please identify the types of securities in which the Fund will invest. Please summarize how the Adviser will determine which securities to sell, and when to sell them. *See* Item 9 (b) and (c) of Form N-1A. Also, it appears that many principal strategies, disclosed in the statutory prospectus, are not disclosed in this section; accordingly, please ensure that all principal strategies are summarized in this section.

Will any of the Funds use leverage as part of their principal strategies? If so, please provide appropriate disclosure of the nature and extent of such leverage, as well as associated risks.

Please move the following to Item 9 disclosure: "This policy is fundamental and may not be changed without shareholder approval."

Performance (all Funds)

Please add the disclosure required by Instruction 1(b) to Item 4(2) of Form N-1A. Please delete the disclosure of the indexes the Funds intend to use.

Management (all Funds)

Please state the length of time for which each individual named has been the portfolio manager of the Fund.

Purchase and Sale of Fund Shares (all Funds)

Please delete the following disclosure: "The Funds reserve the right to vary or waive the minimum in certain situations."

Tax Information (all Funds)

Please delete the following disclosure: "are taxable and."

Payments to Broker-Dealers and Other Financial Intermediaries (all Funds)

In the last sentence of this paragraph, please replace "adviser" with "salesperson."

RiverPark Short Term High Yield Fund

Please clarify whether the Fund will invest in foreign securities or asset-backed securities. Please revise the risk disclosure accordingly. Please revise the disclosure to indicate that the Fund will invest no less than 80% of net assets plus borrowings in high yield securities. *See*, Rule 35d-1 under the Investment Company Act of 1940. In light of the previous comment, please explain how the Fund will achieve capital appreciation and capital appreciation.

RiverPark/Gravity Long-Biased Fund

The Fund engages in short-selling, yet its name refers to long positions. Please consider changing the name or explain why it is not misleading.

The fee table does not contain a line item for dividends on short sales; please include one, or explain why it is inappropriate.

Principal Risks of Investing in the Fund (all Funds)

This section of the prospectus contains only a *list* of risks. Please provide a summary of each of the principal risks of investing in the Fund.

If the Fund invests in derivatives as part of its principal strategies, identify the types of derivatives, briefly describe how the Fund intends to use the derivatives and summarize the principal risks of investing in derivatives.

RiverPark/Gravity Partners Value Fund and Gravity Long-Biased Fund

The Funds appear to be using a "value" style of investing. If so, please summarize the risks of value investing. Delete the references to "growth" style risk.

Additional Information about the Principal Investment Strategies of the Fund and Related Risks (all Funds)

Please include in the summaries for each Fund summaries of all strategies and risks disclosed in this section. Alternatively, relocate all non-principal strategy and risk disclosure found in this section. Please ensure that all principal risks are disclosed for all principal strategies. If the Fund describes non-principal strategies and risks in this section, clearly differentiate that disclosure from the disclosure of principal strategies and risks.

The disclosure concerning the risks of investing in foreign securities does not include the risks of war and nationalization. Please disclose these risks, or justify their exclusion.

Please disclose the risks of value style investing.

RiverPark/Gravity Fund (sic)

Please clarify whether the Fund will concentrate its investments (as the term is used in the context of the Investment Company Act of 1940) in certain industries or groups of industries. If it will not, consider revising the header "Industry Concentration Risk." Please clarify whether the disclosure references the RiverPark/Gravity Partners Value Fund, the Long Biased Fund, or both.

Additional Risks

The risks disclosed in this section appear to be *principal* risks of investing in the Funds. Please relocate them accordingly, or explain why you believe they are not principal risks.

Investment Sub-Advisers

Who managed the accounts composing the Wedgewood Equity Composite? If the accounts were managed by persons other than the portfolio manager for the River/Park Wedgewood Fund, please delete the composite's performance information, or provide a basis for inclusion.

How the Funds Value Their Shares

Please disclose the effects of fair value pricing. *See* Instruction to Item 11 (a) (1) of Form N-1A. Also, please provide disclosure regarding valuation of foreign securities.

How to Buy Shares

What is the meaning of the statement that a shareholder's financial intermediary is "responsible for sending your purchase order to the Fund"? Also, please clarify *who* must receive purchase requests prior to calculation of NAV.

How to Redeem Shares

Please define the term "in proper form" in this section of disclosure.

<u>Statement of Additional Information</u>

Fundamental Policies of the RiverPark Large Growth Fund

Please disclose in this section the Fund's fundamental policies regarding borrowing, underwriting and concentration.

Please clarify that the disclosure regarding post-purchase changes in value of investments, and their effects on the Funds' compliance with fundamental policy restrictions, does not apply to restrictions on borrowings.

Fundamental Policies of the RiverPark/Wedgewood, Small Cap Growth, Short Term High Yield, Gravity Partners Value and Gravity Long-Biased Funds

Please disclose in this section each Fund's fundamental policies regarding borrowing and underwriting.

Fundamental Policies of the RiverPark/Wedgewood Fund

Fundamental policy (a) appears to be inconsistent with the strategy disclosure contained in the Fund's prospectus. Please revise or explain why you believe the disclosure is correct.

<u>Closing</u>

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6965.

Sincerely,

Vincent J. Di Stefano
Senior Counsel